CFT Securities, LLC

Agreed Upon Procedures

December 31, 2015

With Independent Accountants' Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment
Reconciliation Required by SEC Rule 17a-5

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CFT Securities, LLC
Table of Contents
December 31, 2015

withum
AUDIT TAX ADVISORY

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
CFT Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by CFT Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 16, 2016

CFT Securities, LLC

Schedule of Assessment and Payments to the Securities Investors
Payment Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
Year Ended December 31, 2015

SIPC-7- General assessment	$	5,019
Less:		
Payments made with SIPC-6		1,577
Total assessment balance due, paid with Form SIPC-7	$	3,442

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12 / Par IIA Line 9)	$	2,908,907
Adjustments to revenue to arrive at SIPC net operating revenues		(901,448)
SIPC net operating revenues	$	2,007,459
General assessment @ .0025	$	5,019

See Report of Independent Registered Public Accounting Firm.